Exhibit 99.2

Notice of Extraordinary General Meeting of Shareholders of Kaspi.kz

The Board of Directors of JSC Kaspi.kz (Nasdaq: KSPI) hereby announces the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz will be held on 09 December 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

If a quorum is not met, a repeated General Meeting of Shareholders will be held on 10 December 2026 at 10:00 Astana time at: 154 “А”, Nauryzbai Batyr Street, Almaty, Kazakhstan, 050013.

Agenda of the Extraordinary General Meeting of Shareholders:

1.
Approval of the agenda;

Standard EGM item, under the law of the Republic of Kazakhstan.

2.
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share.

The Board of Directors recommends 1 000 KZT dividend per common share for approval by the shareholders.

The proposed record date of shareholders list for dividends is 08 December 2026.

3.
Approval of amendments to the Charter of JSC Kaspi.kz.

The Board of Directors recommends amendments to the following Charter items: General meeting of shareholders & Board of Directors. These amendments are based on the legal requirements of the Republic of Kazakhstan.

4.
Approval of amendments to the Regulations on the Board of Directors of JSC Kaspi.kz.

The Board of Directors recommends amendments to the item on Exclusive competence of the Board of Directors of JSC Kaspi.kz. These amendments are based on the legal requirements of the Republic of Kazakhstan.

The list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders will be determined based on the shareholder register of JSC Kaspi.kz as at 06 November 2026.

For further information

David Ferguson, david.ferguson@kaspi.kz

+44 7427 751 275